FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Announces $21 Million Acquisition of Clicks® Development Platform for the Managed Care and Health Care Industries

PRESS RELEASE

Magic Announces $21 Million Acquisition of Clicks® Development Platform for the Managed Care and Health Care Industries

Acquisition expands Magic’s application development portfolio and broadens its customer base to include the healthcare industry

Or Yehuda, Israel, June 20, 2016 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has entered into a definitive agreement to acquire a 60% equity interest in Roshtov Software Industries Ltd, the developer of the Clicks development platform. The Clicks platform is used in the design and management of patient-file oriented software solutions for managed care and large-scale healthcare providers. The aggregate purchase price for the 60% interest is approximately $21 million in cash and the Company will have the option to acquire 100% of the equity in Roshtov. The transaction is expected to close during the third quarter, subject to anti-trust regulatory approvals and the fulfillment of certain conditions defined in the acquisition agreement.

As the clear market leader in patient record information systems in Israel, Clicks systems are used by the country’s leading healthcare providers to manage patient record activity of a majority of the population, as well as in hospital facilities where Clicks is used to manage patient information in ER, internal medicine, cardiology, gynecology, psychiatric and other departments.

“This acquisition represents an important step in the execution of our growth strategy. As a development platform, Clicks brings with it higher margins associated with software sales and complements our existing offerings by addressing the health care market,” said Amit Birk, Vice President M&A, at Magic Software Enterprises.

Management expects that this transaction will be accretive to earnings in 2016 and beyond.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Amit Birk | VP M&A

Magic Software Enterprises

abirk@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Announces $21 Million Acquisition of Clicks® Development Platform for the Managed Care and Health Care Industries

Exhibit 10.1